Shareholder meeting

On March 26, 2007, the Annual Meeting of the Fund was held to elect three Trustees.

Proxies covering 28,067,546 shares of beneficial interest were voted at the meeting. The common shareholders elected the following Trustees to serve until their respective successors are duly elected and qualified (there were no current nominees for election by the preferred shareholders), with the votes tabulated as follows:

                                                   WITHHELD
                             FOR                   AUTHORITY
                             ----------            ---------
James R. Boyle               27,597,848            469,698
Steven R. Pruchansky         27,615,833            451,713

The preferred shareholders elected Patti McGill Peterson as a Trustee of the Fund until her successor is duly elected and qualified, with the votes tabulated as follows: 12,877 FOR and 93 ABSTAINING.